SUB-ITEM 77D:
Policies with respect to security investments
A Meeting of the Board of Directors (the "Directors") of Federated Limited Duration Government Fund, Inc.
(the "Fund") was held on February 17, 2005.
After full discussion, on motion duly made and seconded, the Directors unanimously, and without shareholder approval, authorized and approved changing the name of the Fund to Federated Intermediate Government Fund, Inc. and authorized and approved a proposal to amend the investment policy of Federated Intermediate Government Fund, Inc. as follows:
"The Corporation will pursue its investment objective by investing at least 80% of its assets in securities that are issued or guaranteed by the U.S. government and its agencies or instrumentalities. The Corporation will also invest in derivatives and hedging products. The Adviser will pursue an investment strategy of limiting the Corporation's dollar-weighted average duration to within 20% of the duration of Lehman Brothers Intermediate Government Index."
The above-referenced policy became effective on April
30, 2005.